Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                               February 12, 2018


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1720
                Diversified Credit Portfolio of ETFs, Series 12
                       File Nos. 333-222229 and 811-03763
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Dear Mr. Bartz:

      This letter responds to your comment made during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1720, filed on December 21, 2017, with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Diversified Credit Portfolio of ETFs, Series 12 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Risks

      1. Please add disclosure regarding the risks of investing in preferred securities.

      Response: In the final prospectus, risks are included based upon the actual portfolio. Therefore, if the Trust invests a significant amount in preferred securities, the following risks will be added to the "Principal Risks" and "Investment Risks" sections, respectively.

      Principal Risks section: Certain ETFs held by the trust invest in preferred stocks and trust preferred securities. Preferred securities are typically subordinated to bonds and other debt instruments in a company's capital structure in terms of priority to corporate income and therefore will be subject to greater risk than those debt instruments. In addition, trust preferred securities often contain deferral features, whereby the issuer may fail to make distributions up to 20 consecutive quarters without a default occurring.

      Investment Risks section: Preferred securities risk. Certain ETFs held by the trust invest in preferred securities, such as preferred stock and trust preferred securities.

      Similar to bonds, preferred stocks typically offer a fixed rate of return, paid in the form of a dividend. Like common stock, most preferred stocks are equity securities representing ownership in a company. Preferred stocks are generally considered "senior equity securities" and preferred stockholders enjoy preference over common stockholders with regard to liquidations. For the prospect of a higher or stated yield, preferred stockholders may forfeit or at least be limited in their voting rights. Preferred stocks are generally traded on national stock exchanges. Trust preferred securities are typically subordinated to bonds and other debt instruments in a company's capital structure, in terms of priority in liquidation and therefore will be subject to greater credit risk than those debt instruments.

      Trust preferred securities are limited-life securities typically issued by corporations, generally in the form of interest-bearing notes or preferred securities, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. Dividend payments of the trust preferred securities generally coincide with interest payments on the underlying obligations. Trust preferred securities and the underlying subordinated debentures typically rank senior to the company's common and preferred stock and junior to the company's senior debt, subordinated debt and other indebtedness.

      In addition to the risks set forth above, these securities are also subject to the following risks:

      o Trust preferred securities are designed to create the same business risk for an investor as if the investor had bought the debentures underlying the trust preferred securities. A corporation's ability to pay distributions on the trust preferred securities is generally dependent on whether the corporation issuing the debentures is able to pay interest on the underlying debentures.

      o Unitholders have no right to accelerate the trust preferred securities or the underlying debentures for non-payment.

      o A corporation issuing the underlying debentures may elect to defer interest payments on those securities at any time during the life of the trust preferred securities for up to 20 consecutive quarters. If such an election is made, distributions on the trust preferred securities will not be made during the deferral period. During any deferral period investors may be taxed as if the trust had received current income. In such a case, unitholders will have income taxes due, but will not have received income distributions to pay the taxes.

      o Tax or regulatory changes may change the tax characterization of the preferred securities or the underlying debentures, and, as a result, effect the value of your units.

      o Preferred securities may be subject to redemption after a certain call date or as a result of certain tax or regulatory events. This may occur prior to maturity.


      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
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                                                              Morrison C. Warren